July 9, 2019

Mr. David Burton, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Know Labs, Inc.
Registration Statement on Form S-1 Filed May 30, 2019
File No. 333-231829

Dear Mr. Burton:

Reference is made to the Staff’s comment letter dated June 25, 2019 (the “Staff’s Letter”) to Know Labs, Inc. (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s to Registration Statement on Form S-1 filed with the SEC on May 30, 2019.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant. These comments have been made in response to the Staff’s comments.

Registration Statement on Form S-1 filed May 30, 2019

Fee table, page i

1.

We note from footnote 3(v) to your fee table that you are registering for resale an indeterminate number of shares issuable upon conversion of the Series D Convertible Preferred Stock. Please note that you may not rely on Rule 416 to register for resale an indeterminate number of shares that you may issue under a conversion formula. Revise your filing to register for resale the maximum number of shares that you think you may issue upon conversion, based on a good-faith estimate and, if the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale. For guidance, see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations Question 213.02 which can be found on the Commission’s web site.

Registrant  Response.  We have amended our filing, as set forth in Exhibit A attached hereto and incorporated herein by reference,  to address your comment and register only the maximum number of shares of common stock issuable upon conversion of Series D Convertible Preferred Stock based on a good faith estimate as of the date of the registration statement.  The Series D Convertible Preferred Stock is convertible at any time at an initial conversion price of $0.25 per share of our common stock subject to adjustment for certain events. We are only relying on  Rule 416 under the Securities Act of 1933, as amended, with respect to the indeterminate number of additional shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event or adjustment in the number of shares of common stock issuable, as applicable. As such we have removed references to the “indeterminate number of additional shares of common stock” throughout the filing and have only referenced the amount of shares actually being registered.

2.	Please provide us your analysis of how your calculation of the “Maximum Offering Price” is consistent with Rule 457.

Registrant Response.  We have amended our filing, as set forth in Exhibit A attached hereto and incorporated herein by reference,   to correct the fee in which the common stock underlying the Principal and Interest of the Convertible Notes is calculated to comply with Rule 457(c) using the average of the high and low prices of the common stock within 5 days of the original date of filing registration statement.  Additionally, we have added a footnote regarding the use of Rule 457(g) with respect to the calculation of the fee with respect to the Warrants. The proposed maximum offering price for the shares underlying warrants is determined by the price at which the warrants may be exercised. We have revised the Proposed Maximum  Aggregate  Offering Price and fees accordingly in compliance with Rule 457(o) and we have concurrently with this filing submitted a fee in the amount equal to the difference between the original filing fee and revised filing fee.

Selling Security Holders, page 30

3.

Given the nature and size of the transaction being registered, provide us your analysis supporting your conclusion that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	any relationships among the selling stockholders;

•	the discount at which the selling stockholders have purchased or will purchase the offered securities;

•	whether any selling stockholder is in the business of buying and selling securities;

•	whether all securities offered by a broker-dealer were received as compensation for underwriting activities;

•

whether all securities offered by an affiliate of a broker were purchased by the seller in the ordinary course of business, and, at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities;

•

the dollar amount of each payment in connection with the transactions that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments);

•

the net proceeds to the issuer from the sale of the convertible notes, preferred stock and warrants, and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of those securities;

•

a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered for sale in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus;

•	the nature of the adjustments that can be made to the exercise and conversion prices of the notes, preferred stock, and warrants related to the offered common stock;

•

whether – based on information obtained from the selling stockholders - any of the selling stockholders has an existing short position in the company’s securities and, if any of the selling stockholders has an existing short position, the following additional information: (1) the date on which such selling stockholder entered into that short position, and (2) the relationship of the date on which such selling stockholder entered into that short position to the date of the announcement of the transactions contemplated by the offerings and agreements that you disclose on pages 32 and 33 and the filing of the registration statement;

•	the current relationship of each selling stockholder with the issuer, including an analysis of whether such selling stockholder is an affiliate of the issuer;

•

the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the shares or the related notes, preferred shares or warrants;

•

prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons);

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether under all the circumstances it appears that the selling stockholders, individually or in the aggregate, are acting as a conduit for the issuer.

Also provide us copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transactions (or any predecessors of those persons) in connection with the sale of the shares or the related notes, preferred shares or warrants.

If it is your view that the description of the relationships and arrangements sought by this comment already is presented in the registration statement and that all agreements sought by this comment are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Registrant Response.  Rule 415(a)(1)(i) provides that “Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That, the registration statement pertains only to Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the  registrant or a person of which the registrant is a  subsidiary”.

In this case, the Securities being registered are only those that are being offered or sold by or on behalf of a person or persons other than the registrant, a subsidiary of the  registrant or a person of which the registrant is a subsidiary.

With respect to your request that we  provide you with copies of all agreements between the Registrant (or any of its predecessors) and the selling stockholders, we believe that we have already provided these documents, which can be found as follows:

Clayton Struve: Form of Preferred Stock and Warrant Purchase Agreement, Registration Rights Agreement and Form of Warrant,  were filed as Exhibits 10.1-10.3 to the registrants S-1 filed May 30, 2019 and incorporated herein by reference. The same were originally filed as Exhibits to Form 8-K filed by the registrant on May 5, 2017.

All other Selling Stockholders: Form of Securities Purchase Agreement, Subscription Agreement, Convertible Note, Warrant, Subordination Agreement, and registration Rights Agreement, were filed as Exhibits 10.28-10.33 to the registrants S-1 filed May 30, 2019 and incorporated herein by reference. The same were originally filed as Exhibits to Form 8-K filed by the registrant on March 6, 2017.

The only agreement which has not been filed previously or provided is the Boustead Securities engagement agreement to act as the placement agent, however, this agreement and all compensatory arrangements were filed with and approved by FINRA in accordance with the necessary broker-dealer requirements to engage in a private placement offering.

Furthermore, we have responded to each of your inquiries in the questions below:

•	any relationships among the selling stockholders;

•	we are not aware of any relationships among the selling stockholders, with the exceptions of the following parties:

•	Mr. Struve is common and preferred shareholder of the Company, however, he is subject to a 4.99% blocker;

•

Stephen Kircher, Scott Kircher JT TEN and Stephen Kircher, Douglas Kircher are related family members, each of which is over the age of majority and reside at different residences. Stephen Kircher is the father of Scott and Douglas Kircher Additionally, the Kircher Family Trust is for the benefit of and controlled by Stephen Kircher.

•	Kenan and Daniel Block are brothers, whom are over the age of majority and reside in different residences.

•	Peter Conley, Brian Swift, and Brinson Lingenfelter are employees, consultants and/or affiliates of Boustead Securities Inc. (“Boustead Parties”)

•	Ernest Pellegrino and Terry Brodt are employees, consultants and/or affiliates of Garden State Securities (“Garden State Parties”)

•	The Boustead Parties and Garden State Parties are collectively hereinafter referred to as the “Broker-Dealer Parties”

•	Garden State Securities is a co-placement agent and selling group member with Boustead

•	the discount at which the selling stockholders have purchased or will purchase the offered securities;

•

the selling stock holders who hold the 8% Unsubordinated Convertible Notes, purchased the securities for the face value and the  conversion price was set at approximately $1.00 per share which was the closing price of the Registrants common stock as of January 31, 2019 (the date the offering commenced). The warrants have an exercise price of $1.20;

•	The Placement Agent Warrants were issued as compensation for services rendered but were not issued at a discount; the warrant is subject to a cashless exercise.

•

With respect to the Series D Convertible Preferred Stock, the shares were originally issued at approximately $0.70 per share which was a slight discount to the then current market price and have been outstanding since issuance in late 2016, early 2017.

•	whether any selling stockholder is in the business of buying and selling securities;

•

To our knowledge, none of the selling stockholders is in the business of buying and selling securities. The Broker-Dealer Parties are registered with FINRA but do not have trading desks nor do they engage in market making and as such they do not participate in buying/selling of securities for their own account.

•	whether all securities offered by a broker-dealer were received as compensation for underwriting activities;

•	Yes, all securities offered by the Broker-Dealer Parties were received as compensation for underwriting activities and were validly earned pursuant to their agreement with the registrant.

•

whether all securities offered by an affiliate of a broker were purchased by the seller in the ordinary course of business, and, at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities;

•

all securities offered by an affiliate of a broker were acquired by the seller in the ordinary course of business as consideration for services rendered by the Broker-Dealer Parties. At the time of acquisition, to the best of our knowledge, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

•

the dollar amount of each payment in connection with the transactions that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments);

•	The following payments have been made in connection with the transactions:

•	$361,401 (8% cash fee) paid to Boustead Securities pursuant to their Engagement Agreement for the placement of the 8% Unsubordinated Convertible Note offering.

•

the net proceeds to the issuer from the sale of the convertible notes, preferred stock and warrants, and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of those securities;

•

Gross proceeds to Registrant for the offering of the 8% Unsubordinated Convertible Note offering  was $4,242,515, and net proceeds was $3,853,194 after commissions, costs, and expenses associated with the offering. The Notes are subject to mandatory conversion, as such, the Registrant will not owe any cash payment to Selling Stockholders and no payments will be due or owing to  any of the Selling Stock Holders or their affiliates in the first year following the sale. The Company will only receive proceeds if warrants are exercised on a non-cashless basis.

•

At the time of sale of the Series D Preferred Stock,  November 14, 2016 to May 1, 2017, the Registrant received an aggregate $750,000 in gross proceeds. In the first year following the sale of Series D Preferred Stock, no payments were owed or payable to the Selling Stock Holder.

•

a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered for sale in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus;

•

The shares of common stock underlying the principal and shares underlying the interest accrued, of registrants Notes, was calculated using the $1.00 conversion price of the Notes and interest. The common stock underlying the warrants was calculated using the warrant exercise price.  Additionally, the shares underlying conversion of the preferred stock was calculated using the current $0.25 conversion price.

•	the nature of the adjustments that can be made to the exercise and conversion prices of the notes, preferred stock, and warrants related to the offered common stock;

•	With respect to the Notes, the notes can be adjusted as follows:

•

Mandatory Conversion on Qualified Financing. Each Holder will be required to convert the Note into a Qualified Financing at a conversion price per share equal to the lower of (i) $1.00 or (ii) a twenty five percent (25%) discount to the price per share paid by investors in such Qualified Financing.

•

Other Mandatory Conversion. If the Note has not been paid or converted prior to the Maturity Date, the outstanding Principal Amount of the Note will be automatically converted on the Maturity Date into shares of common stock of the Company based on the lesser of (i) $1.00 per share or (ii) any adjusted price resulting from the application of the “Most Favored Nations Provision”.

•

Most Favored Nations Provision. If the Note has not been paid or converted prior to the Maturity Date, and if at any time or from time to time prior to January 31, 2020 (the “Anti- Dilution Period”) the Company issues any additional securities (a “New Issuance”) (including, but not limited to, any class of shares, preferred stock, warrants, rights to subscribe for shares, convertible debt or other securities convertible into any share class, referred to below collectively as “Securities”) for a consideration per share, after giving effect to, and net of, commissions, fees and other expenses, that is less, or which on conversion or exercise of the underlying security is less, than the conversion price of the Holder (as adjusted for changes resulting from any forward or reverse share splits, stock dividends and similar events) (a “Down Round Price”), the Company shall issue additional Securities to Holder at no additional cost in an amount that it would have received at the Down Round Price, rounded up to the next whole share, on a full ratchet basis at no additional consideration (“Holder’s Down Round Issuances”).

•	Warrants underlying 8% Notes are subject to adjustment as follows:

•	In the event of a dividend or stock split, warrant shall be adjusted accordingly.

•	The exercise price per share of the Common Stock under the Warrant shall be $1.20 and there is a cashless exercise provision.

•	With respect to the Preferred Stock and warrants can be adjusted as follows:

•	The Series D Preferred Stock is appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction.

•

It is  convertible into shares of common stock at a price of $0.25 per share or by multiplying the number of Series D Preferred Stock shares by the stated value and dividing by the conversion price then in effect. The Conversion price is adjusted downwards in the event the company issues common stock or a convertible security at price which is lower than the then current conversion price.

•

The shares underling the Series F warrants are exercisable for a term of five years at strike price of $0.25. The exercise price is adjusted downwards in the event the company issues common stock or a convertible security at price which is lower than the then current conversion price.

•

whether – based on information obtained from the selling stockholders - any of the selling stockholders has an existing short position in the company’s securities and, if any of the selling stockholders has an existing short position, the following additional information: (1) the date on which such selling stockholder entered into that short position, and (2) the relationship of the date on which such selling stockholder entered into that short position to the date of the announcement of the transactions contemplated by the offerings and agreements that you disclose on pages 32 and 33 and the filing of the registration statement;

•	We are not aware of any short positions held by any of the selling stock holders.

•	the current relationship of each selling stockholder with the issuer, including an analysis of whether such selling stockholder is an affiliate of the issuer;

•

None of the selling stockholders are officers, directors, or 10% shareholders and as such are not affiliates of the registrant. The Broker-Dealer Parties only relationship with the issuer is contractual and had an initial term of 6 months, which may be extended by the parties. Mr. Struve is a long term investor and holds securities which in the aggregate could make him an affiliate in excess of 10%, however, he is subject to a 4.99% blocker.

•

the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the shares or the related notes, preferred shares or warrants;

•

the registrant has a contractual relationship with Boustead Securities, pursuant to which, if the Registrant does not enter into an agreement with another broker-dealer for a firm commitment underwriting before December 31, 2019, and requires similar services, they shall use commercially reasonably efforts to engage Boustead for the services.

•

prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons);

•

There are no prior securities transactions between the registrant and the selling stockholders or affiliates or contractual parties thereto with exception that the registrant has engaged in transactions with Mr. Struve since approximately 2016. Mr. Struve has made investments in different classes of securities all of which have been described in the registrants quarterly and annual filings as well as past S-1 registration statements.

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	Due to the nature of the securities, the registrant is confident in its financial abilities to make all payments on the overlying securities.

•	whether under all the circumstances it appears that the selling stockholders, individually or in the aggregate, are acting as a conduit for the issuer.

•

In light of all the circumstances discussed herein, the registrant does not believe the selling stockholders individually or in the aggregate are acting as a conduit for the registrant. The registrant has no control over the securities held by any of the selling stockholders and will not be paid any further compensation except to the extent a warrant is issued for cash.

Consolidated Balance Sheets, page F-27

4.

We note the column for the interim period March 31, 2019 is labeled as “audited.” Since the filing does not include an auditor’s report for that period, please revise the filing to label this column as “unaudited” and to appropriately label the September 30, 2018 column as “audited.”

Registrant  Response.  We have amended our filing accordingly to address your comment and label the columns in question as audited/unaudited.

Signatures, page 74

5.	Please indicate below the second paragraph of text required on the Signatures page who signed your filing in the capacity of controller or principal accounting officer.

Registrant  Response.  We have amended our filing accordingly to address your comment and identify the principal accounting officer.

Please contact me at (206) 903-1351 with any questions.

Sincerely,

/s/ Ronald P. Erickson

Chairman of the Board

cc:	Kevin Kuhar, Securities and Exchange Commission
Tim Buchmiller, Securities and Exchange Commission
Russel Mancuso, Securities and Exchange Commission
Jessica M. Lockett, Esq.

EXHIBIT A

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to	Amount to be	Offering	Aggregate	Amount of
be Registered	Registered (1)	Price Per Unit	Offering Price (2)	Registration Fee

Common Stock, $0.001 par value per share, underlying the Principal of 8% Unsubordinated Convertible Notes (3)(4)	4,242,515	$ 1.53	$ 6,491,048	$ 786.72

Common Stock, $0.001 par value per share, underlying the Interest of 8% Unsubordinated Convertible Notes (3)(4)	337,399	1.53	337,399	40.89

Common Stock, $0.001 par value per share, issuable upon exercise of Investor Warrants (3)(5)	2,121,258	1.20	2,545,510	308.52

Common Stock, $0.001 par value per share, issuable upon exercise of Placement Agent Private Placement Offering Warrants (5)(6)	542,102	1.20	650,522	78.84

Common Stock, $0.001 par value per share, underlying conversion of 1,016,004 outstanding shares of Series D Preferred Stock offered by Selling Stockholder (3)	3,108,356	0.25	777,089	94.18

Common Stock, $0.001 par value share, issuable upon exercise of Series F Preferred Warrants (3)(5)	3,984,000	0.25	996,000	120.72

Total	14,335,630	—	$ 11,797,568	$ 1,429.87

(1)

In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and specifically using the price at which the warrants may be exercised.

(3)	This Registration Statement covers the resale by our selling shareholders (the “Selling Shareholders”) of:

(i) up to 4,242,515 shares of common stock underlying the principal amount of registrants 8% Unsubordinated Convertible Notes (“Principal Shares”)

(ii) up to 337,399 shares of common stock issuable by the registrant upon the conversion of interest accrued under the 8% Unsubordinated Convertible Notes (“Interest Shares”) (The Principal Shares and Interest Shares are referred to collectively as the “Shares”).

(iii) up to 2,121,258 shares (the “Investor Warrant Shares”) of common stock issuable upon the exercise of outstanding investor’s warrants (the “Investor Warrants”) at an exercise price of $1.20 that were previously issued to the Selling Shareholders in connection with 8% Unsubordinated Convertible Notes offering that closed in a series of closings between February 15, 2019 and May 28, 2019.

(v) up to 3,108,356 shares of common stock underlying the outstanding Series D Convertible Preferred Stock which is convertible at any time at an initial conversion price of $0.25 per share of our common stock subject to adjustment for certain events (“Series D Shares”). There are currently 3,108,356 common shares estimated to underlying the 1,016,004 issued and outstanding Series D Shares.

(vi) up to 3,984,000 shares of common stock issuable upon conversion of outstanding Series F Warrants at an exercise price of $0.25 per share that were previously issued to one of the Selling Shareholders in connection with Preferred Stock and Warrant Purchase Agreement dated November 10, 2016 (“Series F Warrant Shares”).

(4)

Estimated in accordance with Rule 457(c) of the Securities Act, solely for the purposes of calculating the registration fee based upon the average of the high and low prices as reported on the Over the Counter Bulletin Board (“OTCBB”) as of May 29, 2019.

(5)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) of the Securities Act. The proposed maximum offering price is determined by the price at which the Warrants may be exercised.

(6)

We are registering 542,102 shares of our common stock issuable upon the exercise of outstanding placement agent warrants (the “Placement Agent Warrants”) at an exercise price of $1.20 per share that were previously issued to Boustead Securities, LLC and its assigns (collectively “Placement Agent”) pursuant to an engagement agreement dated November 6, 2018 (the “Boustead Offering Engagement Agreement”) which provides that the Placement Agent shall receive that certain number of warrants to purchase the common stock of the Company equal to the number of warrants issued under the 8% Unsubordinated Convertible Note Offering (the “Offering”). In the event of stock splits, stock dividends or similar transactions involving the common stock, the number of common shares registered shall, unless otherwise expressly provided, automatically be deemed to cover the additional securities to be offered or issued pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In the event that the provisions of the agreements require the registrant to issue more shares than are being registered in this registration statement, for reasons other than those stated in Rule 416 of the Securities Act, the registrant will file a new registration statement to register those additional shares.